SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C.  20549



                                  FORM 11-K

         (Mark One)

            [X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                  For the Plan Year Ended December 31, 1999


                                      OR


            [ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934


           For the Transition Period from ____ to _________________


                        Commission file number 1-3523



                          A. Full title of the Plan:

                             WESTAR COMMUNICATIONS, INC.
                             401(k) PROFIT SHARING PLAN
                                    (formerly Westar Security Services, Inc.
                                    401(k) Profit Sharing Plan)

                          B. Name of issuer of the securities held
                             pursuant to the plan and the address
                             of its principal executive office:

                             WESTERN RESOURCES, INC.
                             818 Kansas Avenue
                             Topeka, Kansas  66612

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                                                              EIN:  48-1123483
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             WESTAR COMMUNICATIONS, INC. 401(k) PROFIT SHARING PLAN
      (formerly Westar Security Services, Inc. 401(k) Profit Sharing Plan)

             FINANCIAL STATEMENTS AS OF DECEMBER 31, 1999 AND 1998

             TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


































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                  Report of Independent Public Accountants



To the Investment and Benefits Committee of
Westar Communications, Inc. 401(k) Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of WESTAR COMMUNICATIONS, INC. 401(k) PROFIT SHARING PLAN (formerly
Westar Security Services, Inc. 401(k) Profit Sharing Plan) (the Plan) as of
December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years ended December 31, 1999 and 1998.
These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years ended December 31, 1999 and 1998, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year as of December 31, 1999 and supplemental schedule of nonexempt transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee
Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Arthur Andersen LLP



Kansas City, Missouri,
June 16, 2000
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

               WESTAR COMMUNICATIONS, INC. 401(k) PROFIT SHARING PLAN
                   (formerly Westar Security Services, Inc. 401(k) Profit Sharing Plan)

                   STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                               DECEMBER 31, 1999 AND 1998


                                                  1999                1998
ASSETS

   INVESTMENTS (See Note 3)                     $339,618             $561,654

   CONTRIBUTIONS RECEIVABLE                        1,339                 -

   DIVIDENDS RECEIVABLE                            1,846                1,564
         Total Assets                            342,803              563,218

LIABILITIES

   ACCOUNTS PAYABLE                                1,151                 -

   NET ASSETS AVAILABLE FOR BENEFITS            $341,652             $563,218

                  The accompanying notes to financial statements
                     are an integral part of these statements.

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                                                              EIN:  48-1123483
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

             WESTAR COMMUNICATIONS, INC. 401(k) PROFIT SHARING PLAN
            (formerly Westar Security Services, Inc. 401(k) Profit Sharing Plan)

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                  FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998



                                              1999                    1998
ADDITIONS:
INVESTMENT INCOME-
  Net Appreciation (Depreciation)in
      Fair Value of Investments             $ (9,209)               $  1,834
Interest & Dividends                          29,331                  28,351

      Total Investment Income                 20,122                  30,185

CONTRIBUTIONS
   Participant                                43,622                  37,108
   Employer                                    3,823                    -
   Rollover                                     -                    153,918

     Total Contributions                      47,445                 191,026

      Total Additions                         67,567                 221,211

DEDUCTIONS:
  Other                                        1,318                    -
  Benefits Paid                                3,526                   9,381
      Total Deductions                         4,844                   9,381

ROLLOVER TO OTHER PLANS                     (284,289)                   -

NET INCREASE (DECREASE)                     (221,566)                211,830

NET ASSETS AVAILABLE FOR BENEFITS:
     Beginning of year                       563,218                 351,388
     End of period                          $341,652                $563,218


                   The accompanying notes to financial statements
                       are an integral part of these statements.

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            WESTAR COMMUNICATIONS, INC. 401(k) PROFIT SHARING PLAN
     (formerly Westar Security Services, Inc. 401(k) Profit Sharing Plan)

                          NOTES TO FINANCIAL STATEMENTS

                            DECEMBER 31, 1999 AND 1998


(1) PLAN DESCRIPTION:

The following brief description of the Westar Communications, Inc. 401(k) Profit Sharing Plan (formerly Westar Security Services, Inc. 401(k) Profit Sharing Plan)(the Plan) is provided for general information purposes only. Participants should refer to the plan document for more complete information.

      (a) General--In 1995, Western Resources, Inc. (WRI) acquired two security service providers, Mobilfone Security of Topeka and Communications & Signaling, Inc. (CSI), which together formed the WRI subsidiary, Westar Security Services, Inc. (the Company). Westar Communications was previously part of the Westar Security Services subsidiary, but was retained as a wholly-owned operation of Western Resources when security assets were combined with Protection One. This defined contribution plan was established for employees of the Company effective February 1, 1996.

      All employees are eligible to participate in the Plan after ninety days of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

      (b) Contributions--Participants are allowed to make elective deferral contributions of between 1 percent and 14 percent of taxable wages subject to certain Internal Revenue Code limits. These contributions effectively reduce a participant's taxable wages because they are withheld from earnings on a pre-tax basis. An employee may transfer a qualifying rollover distribution to the trustee under the Plan subject to terms and conditions of the Plan.

      The Company may make qualified nonelective employer contributions or regular employer contributions at its discretion. In order to share in either employer contribution, the eligible employee must be an employee of the Company on the last day of the plan year and must have completed 1,000 hours of service during the plan year.

      Participants are fully vested in elective deferral contributions, qualified nonelective employer contributions, and amounts representing qualifying rollover distributions. Participants vest in regular employer contributions on a five-year graded schedule. Upon retirement, death, disability or termination of employment, all vested balances are paid to the participant or his beneficiaries in accordance with plan terms.

          (c) Loans to Participants--In accordance with plan provisions, participants are permitted to borrow a specified portion of the vested balances in their individual accounts. Loans are evidenced by promissory notes payable to the Plan.

      (d) Tax Status--The Plan obtained a determination letter on March 27, 1998, in which the Internal Revenue Service stated the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and, therefore, no provision for income taxes has been included in these financial statements.

      (e) Plan Termination--Although it has not expressed an intent to do so, the Company is free to terminate the Plan at any time subject to the provisions of ERISA. Upon termination, all participant accounts remain fully vested.

(2) SIGNIFICANT ACCOUNTING POLICIES:

      (a) Basis of Accounting--The Plan's financial statements are maintained on the accrual basis. Employee contributions are accrued as the employees' salaries are earned.

      (b) Use of Estimates--The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      (c) Participant Accounts--A separate account is maintained for each participant. Allocations to participant accounts for employee contributions are made when the contributions are received by the trustee. Allocations to participant accounts for the net of interest dividends, realized and unrealized changes in investment market value and plan expenses are made when such amounts are earned or incurred.

      Forfeitures arise when participants leave the Plan before any discretionary regular employer contributions become fully vested. Forfeitures are reallocated to the accounts of all participants entitled to share in the employer contribution.

      (d) Administrative Expenses--All administrative expenses of the Plan are paid by the Company with the exception of loan administrative charges which will be paid by the participants. The Company has no continuing obligation to pay these expenses.

      (e) Investment Valuation--the Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end.
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(3) INVESTMENTS:

The following investments represent over 5% of net assets available for benefits at December 31:
                                           1999                 1998
     Vanguard Windsor Fund              $49,782              $114,278
     Western Resources, Inc.
           Common Stock Fund             57,391                97,675
     Fidelity Magellan Fund              43,132                97,381
     Vanguard PRIMECAP Fund              63,682               105,159
     Vanguard 500 Index Fund             13,014                49,921
     Vanguard Wellington Fund            32,927                31,325
     Vanguard International
           Growth Fund                   18,290                20,968
     Loan Fund                           43,052                16,962

The net change in realized and unrealized appreciation (depreciation) in fair value of investments included in the statement of changes in net assets available for plan benefits for the year ended December 31, 1999, consisted of the following:


     Vanguard Total Bond Market
          Index Fund                        $  (102)
     Fidelity Magellan Fund                    9,122
     Vanguard Index 500 Fund                   5,432
     Vanguard Windsor Fund                     5,299
     Vanguard Wellington Fund                   (155)
     Vanguard PRIMECAP Fund                   17,351
     Vanguard International Growth Fund        4,449
     Western Resources, Inc.
          Common Stock Fund                  (50,604)
                                             $(9,209)

(4) ASSET TRANSFERS:

The accounts of participants who change employment status and new employees with assets in previous employers' qualified plans are transferred into the Plan in accordance with plan provisions. Such changes are reflected as rollovers into and out of the Plan in the accompanying Statement of Changes in Net Assets Available for Benefits.

(5) PARTICIPANT-DIRECTED FUND INVESTMENTS:

The Accounting Standards Executive Committee issued Statement of Position 99-3 "Accounting For and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" (SOP) which eliminates the requirement for a defined contribution plan to disclose participant-directed investment programs. The SOP was adopted for the 1999 financial statements and as such, the 1998 financial statements have been reclassified to eliminate participant directed fund investment program disclosures.

(6) NONEXEMPT TRANSACTIONS:

The Company remitted to the plan on January 29, 1999 certain contributions in the amount of approximately $1,580 with respect to December 1998 contributions. This remittance was later than the maximum allowable time for transmitting participant contributions under regulations of the U.S.
Department of Labor and may have constituted a prohibited transaction under the Employee Retirement Income Security Act of 1974, as amended, and Section
4975 of the Internal Revenue Code of 1986, as amended. The Employer is collecting data and is considering what further steps should be taken, if any.





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                                                              EIN:  48-1123483
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
            WESTAR COMMUNICATIONS, INC. 401(k) PROFIT SHARING PLAN
               (formerly Westar Security Services, Inc. 401(k) Profit Sharing Plan)

      Part IV-Line 4i- SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             DECEMBER 31, 1999

                                                           Current
           Description                                      Value
Vanguard Windsor Fund                                     $ 49,782

Vanguard Prime Money Market Fund                            14,253

Vanguard Wellington Fund                                    32,927

Vanguard 500 Index Fund                                     13,014

Vanguard PRIMECAP Fund                                      63,682

Fidelity Magellan Fund                                      43,132

Vanguard International Growth Fund                          18,290

Vanguard Total Bond Market Index Fund                        1,324

Vanguard Investment Contract Trust                           2,771

*Western Resources, Inc. Common
   Stock Fund                                               57,391

* Participant Loans, at interest rates
    of 7.75% to 8.5%                                        43,052

    Total investments                                     $339,618


*Investment with party-in-interest to the Plan.

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                                                              EIN:  48-1123483
                                                                       PN: 001


            WESTAR COMMUNICATIONS, INC. 401(k) PROFIT SHARING PLAN (formerly Westar Security Services, Inc. 401(k) Profit Sharing Plan)

                 SUPPLEMENTAL SCHEDULE OF NONEXEMPT TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1999


 Identity of                                          Amount of   Amount of
Party Involved         Description of Transaction        Loan     Interest

Westar                 Deemed loan to the Company      $1,580        $2
Communications,        dated January 25, 1999,
Inc.                   maturity January 29, 1999,
                       interest rate 8%

































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                                SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment and Benefits Committee for the Westar Communications, Inc. 401(k) Profit Sharing Plan (formerly Westar Security Services, Inc. 401(k) Profit Sharing Plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                            WESTAR COMMUNICATIONS, INC.
                                            401(k) PROFIT SHARING PLAN

By:

       Signature                Title                    Date


William B. Moore               Chairman              June 28, 2000



Bruce A. Akin                  Member                June 28, 2000



Carl M. Koupal, Jr.            Member                June 28, 2000



Richard D. Terrill             Member                June 28, 2000

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                              EXHIBIT INDEX


Exhibit
Number                     Description of Documents                   Page

  23 Consent of Independent Public Accountants (filed electronically)
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